Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
+(86-21) 6879-6250
investor.relations@51job.com

51job, Inc. Receives Nasdaq Letter Following Passing of Board Member

SHANGHAI, China, March 24, 2010 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today that it has received a letter dated March 23, 2010 from Nasdaq stating that due to the death of independent director Dr. Xiaoyue Chen, the Company no longer complies with Nasdaq’s independent director and audit committee requirements as set forth in Listing Rule 5605.

The letter also stated that, consistent with Listing Rules 5605(b)(1) and 5605(c)(4)(A), Nasdaq will provide the Company a cure period in order to regain compliance. 51job will regain full compliance by adding a new independent director before the earlier of the Company’s next annual shareholders’ meeting or March 19, 2011. If the next annual shareholders’ meeting is held before September 15, 2010, then the Company must evidence compliance no later than September 15, 2010.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through print advertisements in 51job Weekly and online recruitment services at http://www.51job.com, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and salary surveys. 51job has a call center in Wuhan and a nationwide sales office network spanning 26 cities across China.